

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2014

<u>Via e-mail</u>
Ningfang Liang
Chief Financial Officer
Tantech Holdings Ltd.
No. 10 Cen Shan Road, Shuige Industrial Zone
Lishui City, Zhejiang Province
People's Republic of China

> **Re: Tantech Holdings Ltd.**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted June 30 , 2014**
> **CIK No. 0001588084**

Dear Mr. Liang:

We have reviewed your draft registration statement and have the following comments.

<u>General</u>

1. We note your response to comment 4 of our letter dated March 31, 2014. The Bamboo Beauty logo still appears on your corporate home page. Please advise.

<u>Prospectus Summary, page 1</u>

<u>Our Challenges and Risks, page 6</u>

2. We note your response to comment 5 of our letter dated March 31, 2014. Please revise your disclosure here and under Use of Proceeds to clarify that you intend to make capital contributions to your subsidiaries within 30 days of your application to increase the registered capital of Bamboo Tech being granted as well as the portion of the proceeds this will constitute.

3. We note your disclosure here and under Use of Proceeds that you anticipate using a "substantial portion" of the proceeds of this offering to increase the registered capital of Bamboo Tech. Please disclose what the remainder of the proceeds will be applied towards, as your disclosure here does not discuss any use of proceeds not dependent upon increasing the registered capital of Bamboo Tech.

Risks Related to Our Business and Industry, page 12

A weakening of the Chinese economy (and in particular consumer spending) could … page 12

4. The last sentence under this subcaption implies that this may not be a material risk. Please revise or delete this risk factor accordingly.

Risks Related to Doing Business in China, page 19

Under the Enterprise Income Tax Law, we may be classified as a "Resident Enterprise" … Page 20

5. We note your statement here that THL and USCNHK are controlled by individuals, rather than by an enterprise. The equity of both of these companies is entirely held by other entities, rather than individuals. You state in your supplemental analysis that each of USCNHK and THL are controlled by Zhang Yefang, but do not explain the rationale for this statement. We understand that Ms. Zhang holds all of the equity of Tanbsok Group Ltd. We further note that THL has at least three PRC directors, and Ms. Zhang appears to be the only non-PRC director of that company. Please advise.

Capitalization, page 36

6. We reissue comment 27 of our letter dated March 31, 2014. Your capitalization must be presented as of a date within 60 days of the date of this prospectus. April 30, 2014 is 61 days before June 30, 2014. Please revise.

7. We note your response to comment 28 of our letter dated March 31, 2014. Please provide us with the calculations to demonstrate how you end up with the same number of shares if you did a 256-for-1 share split compared to your current proposed transaction in which you would do a 1000-for-1 share split and then a simultaneous repurchase of 744shares. In addition, it is unclear why you are calling this transaction a 256-for-1 share split as you note that there would be differences in the par value if you did a 256-for-1 share split compared to the current proposed transaction. It appears in essence that you are doing a 1000-for-1 share split which will result in 50,000,000 million shares with a par value of $0.001 and then you will be repurchasing 37,200,000 million shares with a par value of $0.001. Please further advise and clarify your disclosures accordingly. You should also clearly disclose the business purpose for structuring the transaction in this form.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38</u>

<u>Competition in Consumer Product and Energy Segment, page 40</u>

8. Please revise to make apparent that not all of the competitors that your Charcoal Doctor brand competes with have exclusively bamboo charcoal based product suites. Please refer to comment 33 of our letter March 31, 2014, asking for a thorough description of your non-bamboo based competition.

<u>Results of Operations, page 44</u>

9. We note your response to comment 36 of our letter dated March 31, 2014. Please tell us the amounts of gross accounts receivable and advances to suppliers balances as of December 31, 2013 which have been subsequently collected or utilized as it relates to advances to suppliers.

<u>Trading Segment, page 49</u>

10. Please clarify why your Trading Segment's interest expenses increased in 2013.

<u>Energy Segment, page 49</u>

11. Please tell us what consideration you have given to filing any agreement with the Harbin Institute of Technology as an exhibit.

<u>Liquidity and Capital Resources, page 50</u>

12. Where appropriate, please revise to disclose the information supplementally supplied to us in response to comment 45 of our letter dated March 31, 2014.

<u>Statutory Reserves, page 54</u>

13. We note your response to comment 19 of our letter dated March 31, 2014. Your revised disclosure remains unclear. Moreover, the disclosure in the first sentence of the second paragraph under this heading differs from the disclosure indicated in your supplemental response, which does not include the language "and the covenants or financial restrictions related to outstanding debt obligations." We reissue comment 19 of our letter dated March 31, 2014. Please also reconcile your disclosure here with the disclosure on page 88 that all of your fixed assets are encumbered.

Productive Capacity, page 88

14. Please clarify which units the liquid capacity you refer to in footnote (3) to the table on page 90 is measured in.

Related Party Transactions, page 100

15. We note your disclosure on page 103 that in 2013, you "made purchase [*sic*] of $4,430,170 through Forasen Group. Please revise to describe the terms of the transactions that you are referring to here. Please refer to Item 7.B of Form 20-F.

Principal Shareholders, page 104

16. We note your response to comment 58 of our letter dated March 31, 2014. Please help us better understand the business purpose for these transactions including the following:

- Explain why individual shareholders of Bamboo Tech were asked to waive all rights to purchase or receive shares of Tantech, Bamboo Tech or any related or subsidiary company when they no longer hold shares in Bamboo Tech and why they agreed to waive these rights;

- Tell us if the Bamboo Tech shares sold by this shareholders are still outstanding and if so, do the new shareholders of these shares have rights to purchase a proportionate number of shares of the company upon the IPO;

- Explain why certain Bamboo Tech shareholders who remain shareholders were unaffected to the extent they have a continuing interest in Bamboo Tech. In this regard, do these shareholders still have the opportunity to purchase for cash shares of the company equal to their proportionate ownership of Bamboo Tech. To the extent the remaining shareholders do still have these purchase rights, tell us and disclose the total number of shares and the anticipated share price;

- Tell us why compensation was personally paid by Ms. Yefang Zhang to waive these rights. Please also address what consideration was given to SAB Topic 5:T in regards to the payments made by Ms. Yefang Zhang.

Lock-Up Agreements, page 115

17. We reissue comment 60 of our letter dated March 31, 2014, and comment 95 of our letter dated October 25, 2013. While you continue to state that you have revised your disclosure to clarify that your lock-ups will not be released, your disclosure continues to indicate that the lock-up may be released for certain exceptions or limitations. Please revise.

<u>Financial Statements</u>

<u>Notes to the Financial Statements</u>

<u>Note 2. Summary of Significant Accounting Policies</u>

<u>Revenue Recognition, page F-9</u>

18. We note your response to comment 65 of our letter dated March 31, 2014. You previously indicated that you recognized revenue when goods leave your warehouses or production facilities. Your current disclosures now indicate that you record revenues for certain goods when they leave your warehouses or production facilities whereas for other goods you record revenue when products are delivered and accepted by the customer. Please tell us whether or not this was a change in your revenue recognition policy. Also for the sale arrangements that do not transfer title and/or risk of loss until the product is received, quantify the amount of sales recognized under this method and tell us how you ensure proper sales cutoff.

19. We note your response to comment 67 of our letter dated March 31, 2014. Please disclose the amounts of "other revenue" recorded each period presented. Please also disclose the specific state the nature of this revenue and which line item includes these revenue amounts. If this is recorded in your revenues line items, please help us understand why given you indicate that this has no correlation with your normal business.

<u>Note 10. Bankers Acceptance Notes Payable, page F-15</u>

20. We note your response to comment 66 of our letter dated March 31, 2014. Please help us better understand the terms of discounting notes and how this impacts your financial statements. Please ensure that you explanation also addresses the following:

- For each period presented, quantify how much of the proceeds from bankers acceptance notes are sent directly to vendors for payment of goods and how much are received at a discount by the company to fund working capital needs;

- Tell us whether the proceeds received are then used for investment purposes in the form of notes receivables to third parties or if most of the discounted notes are directly from the banks. You reference notes receivables on page F-16 so please clarify the nature of these receivables and where you have them recorded on your balance sheet;

- Provide us example journal entries for the transactions where the bankers acceptance notes are used to pay vendors for goods and for the transactions where the proceeds were discounted for working capital needs. To the extent any of the discounted bankers acceptance notes were used for investment purposes where the notes were sold to third parties, please provide those journal entries; and

- Please clarify whether the discount rate that you refer to in your response actually refers to an interest rate.

Note 14. Related Party Transactions, page F-18

21. We note your response to comment 69 of our letter dated March 31, 2014. Due from related parties represented approximately 25% of your total assets at December 31, 2012. In this regard, we continue to believe that you should disclose the terms of any material settlements with related parties with a discussion of the nature of the settlement and any corresponding accounting impact. Ensure your response specifically addresses how the settlement resulted in a $6.1 million decrease in additional paid in capital and how the remaining $9.6 million of balances due from related parties were settled and presented in your financial statements (i.e. cash flow statement). It appears that the negotiations between USCNHK, Mr. Wang and Forasen also resulted in some offsetting of balances due to related parties. Please tell us specifically how these parties are related to LiShui JiuAnJu Commercial Trade and how the balance at December 31, 2012 of $7.2 million was appropriately included in the settlement.

You may contact Nudrat Salik at (202)551-3692 or Melissa Rocha at (202)551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or Craig Slivka at (202)551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

CC: Anthony W. Basch, Esq. (*via e-mail*)
      Kaufman & Canoles, P.C.